FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5
TO
ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Republic of Turkey Consulate General in New York
Economic Counselor
821 United Nations Plaza
4th Floor
New York, New York 10017
* The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
EX-99.N: RECENT DEVELOPMENTS INTHE REPUBLIC

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2004, effective as of February 18, 2004 (Registration Number 333-112081) (the “Registration Statement”) of The Republic of Turkey (the “Registrant”).
     The sole purpose of this Amendment No. 5 is to file with the Commission the recent developments in the Republic as of August 1, 2006, which is included as Exhibit N.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 1st day of August, 2006.

REPUBLIC OF TURKEY
By:	/s/ Memduh Aslan AKCAY
Memduh Aslan AKCAY
Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

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EXHIBIT INDEX

Exhibit
Number
	A.	None

	B.	None

*	C.	Copy of the 2003 Annual Budget of Turkey

*	D.	Current Turkey Description

*	E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 23, 2005

*	F.	Opinion of Arnold & Porter LLP dated November 23, 2005

*	G.	Recent Developments in the Republic as of December 30, 2005

*	H.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 17, 2006

*	I.	Opinion of Arnold & Porter LLP dated January 17, 2006

*	J.	Underwriting Agreement

*	K.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated July 19, 2006

*	L.	Opinion of Arnold & Porter LLP dated July 19, 2006

*	M.	Recent Developments in the Republic as of July 12, 2006

	N.	Recent Developments in the Republic as of August 1, 2006

* Previously filed.

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